Exhibit A

Agreement Regarding the Joint Filing of Schedule 13G/A

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13G/A to which this Exhibit is attached, and such Schedule 13G/A is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: March 21, 2025

Ran Li

By:	/s/ Ran Li
Name:	Ran Li

Dong Zhang

By:	/s/ Dong Zhang
Name:	Dong Zhang

Speed Wealthy Ltd.

By:	Ran Li
Name:	Ran Li
Title:	Director